Exhibit 99.2

Quarterly Commentary

Quarter Ended

September 30, 2016

27 October, 2016

Third Quarter 2016 Performance Summary

In the third quarter of 2016, we continued to advance the important operating priorities that will position us for future growth. We successfully completed the final two of our four planned satellite launches for 2016, and progressed our managed services offerings, both of which are expected to drive incremental revenue growth in 2017. As we close 2016, we remain focused on leveraging our first to market advantage for our Intelsat EpicNG satellite fleet. This includes the rollout of managed services that makes it easier for customers to access our high throughput platform. As we think about 2017, maintaining our launch schedule and executing against our service strategies are priorities that we expect will position the company for a return to growth.

Third quarter 2016 revenue was $543 million, a 7 percent decline as compared to revenue of $581 million in the third quarter of 2015. Net income attributable to Intelsat S.A. was $196 million for the three months ended September 30, 2016. Adjusted EBITDA[1] of $405 million, or 75% of revenue, declined 12 percent from $458 million, or 79% of revenue, in the third quarter of 2015. The reduced Adjusted EBITDA and Adjusted EBITDA margin reflect lower revenue, an increase in bad debt, primarily related to a limited number of customers in Latin America and increased costs related to staff.

Headwinds continue to dominate our financial results, including pricing pressure, reflecting oversupply conditions of wide-beam capacity for certain regions and applications, point-to-point telecommunications infrastructure services moving to fiber alternatives and limited new U.S. government opportunities. Incremental revenue from our 2016 satellite launches is reflected in our sequential revenue result, a slight improvement as compared to the second quarter of 2016.

Third Quarter 2016 Revenue and Adjusted EBITDA

Intelsat S.A.

Quarterly Commentary

3Q 2016

Contracted backlog at September 30, 2016 was $8.9 billion, representing expected future revenue under existing contracts with customers, as compared to $9.2 billion at June 30, 2016. At over 4.0 times trailing 12 months revenue (from October 1, 2015 to September 30, 2016), our backlog remains sizable and we believe it provides a solid foundation for predictable cash flow and investment in our business.

2016 Operational Priorities: Expanding Service Offerings to Drive Differentiation and Accelerate Adoption of High Throughput Satellite Services

We are pursuing five operational priorities as we position for growth. Our strategy is centered on continuing to provide infrastructure to our current sectors, such as media, network services and government, but with an emphasis on services and innovative technologies that we believe will position us to compete for approximately $3.3 billion in incremental revenue opportunity through 2021 with sustainable, new applications with high traffic volumes that feature attractive growth rates. The applications comprising this growth opportunity include broadband for enterprise, wireless infrastructure, Internet of Things, commercial aeronautical and maritime mobility and government. At the same time, we will continue to support the needs of our media customers with current and incremental capacity for direct to home (DTH) and other distribution applications.

Progress on Our 2016 Operational Priorities:

•	Maintain our design, manufacturing and launch schedule for the next generation Intelsat EpicNG high throughput satellite (“HTS”) fleet and other satellites in our plan to ensure availability of new, differentiated inventory to drive revenue growth;

•	Intelsat 36 and Intelsat 33e successfully launched on August 24, 2016. Intelsat 36 entered into service in late September 2016. Intelsat 36 includes a Ku-band payload used by MultiChoice for the expansion of high definition (HD) services in Sub-Saharan Africa and a C-band payload that provides in-orbit resilience for Intelsat’s media neighborhoods serving the Africa and Indian Ocean regions.

Following completion of an extended orbit-raising mission (detailed in Fleet and Operations Update, below), Intelsat 33e, the second of our Intelsat EpicNG satellites, is now expected to enter into service in the first quarter of 2017. At that point, the Intelsat EpicNG high performance footprint will span from the Americas, the Caribbean and the North Atlantic to the Middle East, Europe, Africa and the Asia-Pacific regions, including key maritime and aeronautical routes important to capturing new growth.

As we reported in September 2016, customers using Intelsat 29e are experiencing up to a 165% efficiency improvement when using current networking hardware. Ecosystem tests demonstrate up to a 330% efficiency improvement when using new networking hardware. These results are directly translatable into lower cost per bit performance for our customers. We are demonstrating the promise of high throughput technology, and the benefits of our open architecture and efficiency-focused design philosophy which will deliver on-going improvement in throughput to our customers as new technologies are introduced over the life of the satellite.

•	The company’s Intelsat 32e payload is scheduled to launch on an Arianespace rocket in the first quarter of 2017. Intelsat 35e, scheduled to launch on a SpaceX Falcon 9 launcher, is expected to take place during the second quarter of 2017 (see table below for our complete launch plan).

Intelsat S.A.

Quarterly Commentary

3Q 2016

•	Since July 27, 2016, Intelsat has signed 9 additional Intelsat EpicNG agreements with customers, spanning applications including mobility, enterprise and fixed and wireless infrastructure. Of the total megahertz contracted since July 27, 2016, the majority is incremental business. Contract terms on the entire Intelsat EpicNG fleet continue to be favorable, with the average contract length on growth services ranging from five to six years; this is longer than that of the average fleet-wide network services contract.

•	Drive innovation to create next generation solutions, including collaborating with ground technology manufacturers and other partners to ensure optimized performance, economics and simplified access for Intelsat EpicNG for applications including broadband infrastructure, mobility, government, media and enterprise solutions;

•	Intelsat emphasizes supporting innovation on the ground as well as in the sky in order to develop technologies that can open larger and faster growing applications, stimulating demand for our satellite solutions. Our antenna development projects continue to progress. Antenna developer, Kymeta Corporation, is expected to begin production of its 70 centimeter electronically steerable antenna by mid-2017; Intelsat will initially focus on deployment of the technology for mobility applications.

•	In August 2016, Intelsat partnered with Newtec and Casablanca at the SET Expo in São Paulo, Brazil, to demonstrate the higher performance and efficiency of Intelsat 29e’s Ku-band spot beams, using Newtec’s 32APSK higher-order modulation, and the latest satellite transmission standard, DVB-S2X. The combined performance of ground and space technologies resulted in a crystal clear 4K-UHDTV signal transmission at 20 Mbps, utilizing only 6.6 MHz of bandwidth.

•	Develop application-specific capacity and new service offerings that support the growth objectives of our customers across our business in the media, network services and government sectors, including mobility applications, and invest in our video neighborhood orbital locations to support long-term growth goals;

•	In August 2016, PSSI Global Services used IntelsatOne® Prism to support the broadcast of the Canadian Pacific Women’s Open golf tournament in Calgary, Canada. The managed service provides guaranteed high-throughput, two-way IP connectivity for the transmission of multiple video, voice and data files over a single satellite link, simplifying the job of news contribution from sites with limited or highly-contended services.

Intelsat S.A.

Quarterly Commentary

3Q 2016

•	Maintain our leadership in government services, focusing on projects that require end-to-end network responsibilities and complex network support, thereby improving our value proposition to government customers seeking affordable solutions from a trusted commercial provider;

•	Intelsat General Corporation signed an agreement with General Atomics Aeronautical Systems Inc. (GA-ASI). The agreement allows GA-ASI to evaluate the advanced technical capability and inherent cost effectiveness of leveraging Intelsat EpicNG satellites for unmanned aerial systems (UAS) operations using the Predator and Predator B/MQ-9 Reaper systems. Together, Intelsat General Corporation and GA-ASI intend to develop a road map to move control and support of the UAS from traditional wide-beam Ku-band satellites to Intelsat EpicNG spot beam capability.

•	Optimize use of our spectrum rights and global presence to maximize market access and continuity, particularly in attractive regions, while maintaining investment discipline;

•	The Intelsat 38 satellite program, under which Intelsat is working with Azercosmos to develop a new satellite for the 45°E orbital location, continues to progress. The satellite is now expected to launch in 2018, which in addition to other capacity at the location, will replace Intelsat 12.

Q3 2016 Business Highlights and Customer Set Performance

All 2016 comparisons are to 2015 unless noted otherwise

Network Services

Network Services revenue was $222 million in the third quarter of 2016, a $41 million, or 16 percent, decrease from the prior year quarter and a $6 million, or 3 percent, decline as compared to the second quarter of 2016. The largest factors contributing to the decline were lower renewals, including terminated point-to-point trunking services, and pricing pressure on renewals, reflecting the competitive environment primarily in the Africa and Europe-Africa downlink regions. The decline also reflects the end of lifecycle of the channel product, as was previously disclosed. These declines were offset somewhat by new business on Intelsat 29e.

Third Quarter Network Services Highlights and Business Trends:

Intelsat continues to build the backlog commitments for our next generation Intelsat EpicNG fleet, while also booking new business and renewals on our wide beam assets. In the third quarter of 2016, we signed agreements supporting networks in the enterprise, mobility and telecom infrastructure sectors. In many cases, our solutions use multiple satellites within the Intelsat Globalized Network. Network Services backlog was essentially flat when compared to the prior year quarter. Contracts signed in the third quarter include:

Network Services Quarterly Revenue

Intelsat S.A.

Quarterly Commentary

3Q 2016

•	Global Eagle Entertainment entered into a new and expanded contract to deliver reliable, high performance broadband connectivity across five continents and three vertical sectors. The multi-year global connectivity solution, which provides an approximate 25% committed revenue increase from prior agreements, will utilize C- and Ku-band capacity on eight satellites in Intelsat’s current global mobility infrastructure as well as two Intelsat EpicNG satellites, Intelsat 33e and Intelsat 35e. As a result of this agreement, Global Eagle Entertainment has now contracted satellite solutions on three out of the seven planned Intelsat EpicNG satellites and 17 Intelsat satellites in total.

Enterprise networks—large private data networks that use satellite solutions because of geographic reach, efficient broadcast transmissions and reliability— represent one of the largest applications within our network services business. Industry sources such as Northern Sky Research forecast that enterprise networks will become a $2.9 billion application by 2021, reflecting an expected six-year compound annual growth rate of 4 percent. Enterprise contracts signed during the third quarter include:

•	Saudi Telecommunication Company (STC), the largest telecom operator in Saudi Arabia, has further expanded its relationship with Intelsat and entered into a new contract for satellite services on Intelsat 10-02. The additional connectivity from Intelsat 10-02 supports the private data network STC provides for the largest oil and gas producer in Saudi Arabia.

•	Telstra, Australia’s leading telecommunications and media company, signed a multi-year renewal for satellite and managed services across seven Intelsat satellites. Leveraging the Intelsat 18, Intelsat 19, Intelsat 901, Intelsat 902, Intelsat 904, Intelsat 906 and Intelsat 33e satellites, Telstra will provide satellite connectivity to support Australia’s Department of Foreign Affairs and Trade (DFAT) network, which supports operations across a number of embassies, consulates and diplomatic offices for the Australian government. In addition, Telstra signed a new, multi-year contract for a high-powered Ku-band beam on Intelsat 19 that is optimized to provide communication services for enterprise customers throughout mainland Australia.

•	Sonema, a leading provider of telecommunications services in Europe and Africa, extended its current multi-year agreement with Intelsat for C-band satellite solutions on Intelsat 14 and transitioning services to Intelsat 33e. Sonema, based in Monaco, supports more than 600 VSAT sites for banking and insurance operations across Africa, with a prime focus on robustness and high quality of service.

On a global basis, growth opportunities for our network services business include increased demand for aeronautical mobility, Internet of Things and maritime mobility applications, and high throughput capacity for fixed and mobile broadband applications for telecommunications providers and enterprise networks. On a combined basis, these applications are expected to grow from a $4.5 billion opportunity in 2015 to a $7.1 billion opportunity in 2021. In addition to Intelsat 29e, which entered into service in the first quarter of 2016, over the next 12 months, we expect to access new inventory from Intelsat 33e, which is scheduled to enter into service in the first quarter of 2017.

Media

Media revenue was essentially flat at $217 million in the third quarter of 2016 compared to the prior year period. New revenue from our Intelsat 31 satellite was partially offset by small declines from non-renewing services outside of North America, as has been previously reported. As compared to the second quarter of 2016, media revenues increased $6 million, or 2.7%, benefitting from new capacity from Intelsat 31, which entered into service in July 2016.

Intelsat S.A.

Quarterly Commentary

3Q 2016

Third Quarter Media Highlights and Business Trends:

Business activity was driven primarily by new and renewing contracts related to Intelsat’s media distribution neighborhoods in North America, Africa and Latin America. Overall, approximately 80 percent of our media revenues are generated by our distribution and DTH neighborhoods. Our video neighborhoods provide excellent value and represent differentiated capacity that deliver millions of viewers to content owners. The value of our video neighborhoods remains solid with strong demand, reflecting our ability to deliver a maximum audience for content owners.

Media Quarterly Revenue

•	Encompass Digital Media, a global technology services company delivering end-to-end video solutions to broadcast and media companies, increased its commitment on Intelsat’s Galaxy fleet for delivery of HD and 4K ultra high definition (4K UHD) content to 64 million households across North America. Under a new, multi-year agreement, Encompass will leverage Galaxy 13, located at 127°W, to host four of NASA TV’s HD channels, the only commercial 4K content in North America, as well as NASA TV’s 4K UHD distribution channel. Already hosting approximately 80 HD channels, Galaxy 13 is now building up a 4K UHD community.

•	Discovery Networks International, a division of Discovery Communications, renewed and expanded its relationship with Intelsat for distribution services on Intelsat 20, one of the Asia-Pacific region’s premium video neighborhoods. By leveraging Intelsat 20, which has the highest penetration of cable distribution in the Indian Ocean region, Discovery will have access to an estimated 90 million Pay-TV subscribers across India, who will be now be able to enjoy the high quality, informative and entertaining content that the Discovery Channel has to offer.

•	Grupo Imagen, a leading media company in Mexico, has selected Intelsat to distribute a new national broadcast TV network featuring HD programming to viewers throughout Mexico. Under the long-term agreement, Grupo Imagen is utilizing C-band capacity via Intelsat’s premier video neighborhood, Galaxy 19, to deliver its new, national over-the-air broadcast network. The satellite solutions will be used to support Digital Terrestrial Television transmissions as well as content backhaul services across Mexico.

•	The Nine Network, one of Australia’s top rated commercial television networks, signed a new, multi-year contract for satellite and terrestrial services on Intelsat 19, one of Intelsat’s premier video neighborhoods for the Asia-Pacific region. The Nine Network will use Intelsat 19 for national distribution of its programming, as well as use Intelsat’s Globalized Network to bring national and international news content and special events to the Network.

Given the high fill rates on our most popular video neighborhood satellites, the growth catalyst for our media business is our 2016 launch program featuring the launch of two DTH satellites for which the Ku-band payloads are fully-contracted. Intelsat 31 entered into service in late July 2016. Intelsat 36 entered into service in September 2016 and is expected to support growth for our South Africa DTH neighborhood at 68.5ºE.

Intelsat S.A.

Quarterly Commentary

3Q 2016

Government

Sales to government customers generated revenue of $97 million in the third quarter of 2016, a $2 million, or 2 percent, increase as compared to the prior year quarter.

Revenue was weighted more heavily to on-network services and represented the same mix of business when compared to the third quarter of 2015. The current portion of on-network services as a percentage of total government revenue is 59 percent.

Third Quarter Government Highlights and Business Trends:

Stability in this sector is demonstrated by Intelsat General Corporation’s attractive renewal rates for the provision of commercial satellite services to the U.S. government; our renewal rates for on-network and off-network services are extremely high.

•    In the third quarter, we received renewals for nearly all potential 2016 government business, with orders received for approximately 3,150 MHz of capacity, the majority of which was for on-network services.

Government Quarterly Revenue

•	In September 2016, we were notified that we have been granted a contract modification extending certain services that we provide for the CBSP (Commercial Broadband Satellite Program) beyond the currently contracted date of October 31, 2016. We have received a funded order for an extension of certain of these services through December 31, 2016.

•	Airbus Defence and Space renewed a long-term agreement to use our services to provide commercial satellite communication services for a European defense network. The renewal includes selected C- and Ku-band transponders across multiple Intelsat satellites. The satellite solutions support national and international voice and data applications and will provide a complementary layer to the customer’s existing military satcom capabilities, ensuring a high performing, resilient and secure solution on land and at sea.

•	RiteNet Corporation has contracted with Intelsat General Corporation to provide Ku-band satellite capacity to support testing by the U.S. Army at Ft. Bliss in El, Paso, Texas, and at the nearby White Sands Missile Range in New Mexico for their Warfighter Information Network (WIN-T). This contract allows the U.S. Army to test new equipment and technologies that will one day provide American warfighters around the globe with advanced capabilities. The one-year contract has options for four additional one-year extensions.

As of the third quarter 2016, our government business remains stable. We believe that our business activity in this customer set reflects the current tempo of our end-customers’ operations. Still, visibility remains limited, as the pace of RFP issuances and subsequent awards remains slow. We see increasing use of lowest price technically acceptable, or LPTA, evaluation formats for awards of new business. Over the mid-term, our strategy to grow our government business includes providing mobility services to the U.S. government for aeronautical and ground mobile requirements, especially as our next generation Intelsat EpicNG services are activated. We are also positioning to provide satellite-related operations support as the government considers commercialization of certain satellite operations capabilities.

Intelsat S.A.

Quarterly Commentary

3Q 2016

Fleet and Operations Update

The station-kept 36 MHz transponder equivalent unit count on our wide-beam fleet was approximately 2,125 at the end of the third quarter of 2016. Utilization was at 77 percent, reflecting a slight increase over the prior quarter, primarily related to units under contract for mobility applications.

The HTS Intelsat EpicNG unit count was unchanged from the second quarter, with 270 units in service.

Intelsat currently has three satellites in the design and manufacturing stages that are covered by our capital expenditure plan. In addition, we are working on three other satellites, including two custom payloads being built on third-party satellites and a joint venture satellite.

Our Intelsat 36 and Intelsat 33e satellites were successfully launched on August 24, 2016. Intelsat 36 entered into service in September 2016. In late August 2016, we reported that Intelsat 33e experienced thruster malfunction, requiring us to utilize redundant thrusters and thus extending the time needed to arrive at the final orbital location. The Intelsat 33e antennas and reflectors have been deployed; there is no evidence of any impact to the communications payload. Intelsat 33e is now scheduled to enter into service in the first quarter of 2017 as compared to its previously scheduled in-service date of late in the fourth quarter of 2016.

Our satellites and third-party payloads and joint venture project currently in the design and manufacturing stages are noted below. Intelsat EpicNG-class satellites are noted with a small “e” following the satellite number.

Satellite	Follows	Orbital Location	Launch Provider	Estimated Launch Date	Estimated In-Service Date	Application
Intelsat 33e	IS-904	60°E	Arianespace Ariane 5	Launched August 24	1Q17	Broadband Infrastructure
Intelsat 35e	IS-903	325.5°E	SpaceX Falcon 9	2Q17	3Q17	Broadband & Media
Intelsat 37e	TBD	TBD	Arianespace Ariane 5	4Q17	2018	Broadband Infrastructure
Intelsat 39	IS-902	62°E	Not Yet Assigned	2018	2019	Broadband Infrastructure
EpicNG class	10-series Replacement	TBD	Not Yet Assigned	2019	2020	Broadband & Media

Non-Capex Satellite	Follows	Orbital Location	Launch Provider	Estimated Launch Date	Estimated In-Service Date	Application
Intelsat 32e	New	316.9°E	Arianespace Ariane 5	1Q17	2Q17	Broadband Infrastructure
Intelsat 38	IS-904, G-11	45°W	Arianespace Ariane 5	2018	2018	Broadband & Media
Horizons 3e	IS-8, IS-805	169°E	Not Yet Assigned	2018	2019	Broadband Infrastructure

Intelsat S.A.

Quarterly Commentary

3Q 2016

Third Quarter 2016 Financial Performance

Quarterly Total Revenue and

Adjusted EBITDA

Cash Flows

During the third quarter of 2016, net cash provided by operating activities was $254 million. Cash paid for interest in the third quarter was $121 million. Under existing debt agreements, Intelsat makes significantly greater interest payments in the second and fourth quarters as compared to the first and third quarters of the year.

Capital expenditures were $203 million, and payments for satellites from investing activities were $18 million, resulting in free cash flow from operations1 of $33 million for the third quarter of 2016.

Our ending cash balance at September 30, 2016 was $958 million.

Intelsat S.A.

Quarterly Commentary

3Q 2016

Capital Markets and Debt Transactions

In the third quarter of 2016, Intelsat continued its liability management initiatives, including:

•	The completion of tender offers in July resulting in the repurchase of approximately $673.5 million in aggregate principal amount of Intelsat Jackson Holdings S.A.’s (“Intelsat Jackson”) outstanding 6 5/8% Senior Notes due 2022 (“2022 Jackson Notes”). This created a net gain on early extinguishment of debt of approximately $219.6 million in the three months ending September 30, 2016.

•	In September 2016, Intelsat Jackson completed a debt exchange receiving $141.4 million aggregate principal amount of its 2022 Jackson Notes in exchange for $99.7 million aggregate principal amount of newly issued Intelsat Jackson 8% Senior Secured Notes due 2024 and $17.0 million in cash. In connection with this exchange, Intelsat Jackson also received a consent from holders of $141.5 million principal amount of 2022 Jackson Notes in exchange for $9.2 million in cash to amend the indenture governing the 2022 Jackson Notes, among other things to: (i) eliminate substantially all of the restrictive covenants and certain events of default pertaining to the 2022 Jackson Notes, and (ii) waive any defaults or events of default potentially existing under the indenture governing the 2022 Jackson Notes as of September 12, 2016.

•	We appreciate the collaborative and constructive relationships built with the investment community during the course of these and earlier financial transactions and the alignment of interests as we strive to do what is right for our company and we enhance the financial health of our business. We continue to look for opportunities to enhance our capital structure in furtherance of our liability management initiatives.

Intelsat S.A.

Quarterly Commentary

3Q 2016

2016 Outlook

Intelsat reaffirmed its revenue and capital expenditures guidance issued on February 22, 2016:

We continue to expect full year 2016 revenue of $2.14 billion to $2.20 billion.

Adjusted EBITDA Guidance: Performance is expected to range from $1.625 billion to $1.675 billion, reflecting lower revenue and increased operating costs, as we develop our service infrastructure.

Capital expenditure guidance remains as follows:

Guidance	FY 2016	FY 2017	FY 2018
Capital Expenditures	$725M - $800M	$625M - $700M	$425M - $525M

Our capital expenditure guidance includes capitalized interest. The annual classification of capital expenditure and prepayments could be affected by the timing of achievement of contract, satellite manufacturing, launch and other milestones.

Our net number of transponder equivalents is expected to increase by a compound annual growth rate, or CAGR, of 10 percent as a result of all of our satellites entering service between January 1, 2016 and December 31, 2018.

Cash Taxes: We expect annual cash taxes to be approximately $30 million to $35 million.

Stephen Spengler, Chief Executive Officer, Intelsat S.A.

Jacques Kerrest, Executive Vice President and Chief Financial Officer, Intelsat S.A.

[1]	In this quarterly commentary document, financial measures are presented both in accordance with U.S. GAAP and also on a non-U.S. GAAP basis. EBITDA, Adjusted EBITDA (“AEBITDA”), free cash flow from operations and related margins, and adjusted net income included in this commentary are non-U.S. GAAP financial measures. Please see the consolidated financial information found in our earnings release and available on our website for information reconciling non-U.S. GAAP financial measures to comparable U.S. GAAP financial measures.

Intelsat S.A.

Quarterly Commentary

3Q 2016

Safe Harbor Statement

Some of the information and statements in this quarterly commentary and certain oral statements made from time to time by Intelsat’s representatives constitute “forward-looking statements” that do not directly or exclusively relate to historical facts. When used in this quarterly commentary, the words “may,” “will,” “might,” “should,” “expect,” “plan,” “anticipate,” “project,” “believe,” “estimate,” “predict,” “intend,” “potential,” “outlook,” and “continue,” and the negative of these terms, and other similar expressions are intended to identify forward-looking statements and information. Forward-looking statements include: our expectation that the launches of our satellites in the future will position us for growth; our plans for satellite launches in the near to mid-term; our guidance regarding our expectations for our revenue performance, including in our different customer sets, and Adjusted EBITDA performance in 2016; our capital expenditure guidance for 2016 and the next several years; our expectations as to the increased number of transponder equivalents on our fleet over the next several years; our expectations as to the level of our cash tax expenses in the future; and our belief that as we execute on our initiatives, we will build the inventory and service capabilities to allow us to capture future growth, including in emerging opportunities.

Forward-looking statements reflect Intelsat’s intentions, plans, expectations, anticipations, projections, estimations, predictions, outlook, assumptions and beliefs about future events and are subject to risks, uncertainties and other factors, many of which are outside of Intelsat’s control. Important factors that could cause actual results to differ materially from the expectations expressed or implied in the forward-looking statements include known and unknown risks. Some of the factors that could cause actual results to differ from historical results or those anticipated or predicted by these forward-looking statements include: risks associated with operating our in-orbit satellites; satellite launch failures, satellite launch and construction delays and in-orbit failures or reduced performance; potential changes in the number of companies offering commercial satellite launch services and the number of commercial satellite launch opportunities available in any given time period that could impact our ability to timely schedule future launches and the prices we pay for such launches; our ability to obtain new satellite insurance policies with financially viable insurance carriers on commercially reasonable terms or at all, as well as the ability of our insurance carriers to fulfill their obligations; possible future losses on satellites that are not adequately covered by insurance; U.S. and other government regulation; changes in our contracted backlog or expected contracted backlog for future services; pricing pressure and overcapacity in the markets in which we compete; our ability to access capital markets for debt or equity; the competitive environment in which we operate; customer defaults on their obligations to us; our international operations and other uncertainties associated with doing business internationally; and litigation. Known risks include, among others, the risks described in Intelsat’s annual report on Form 20-F for the years ended December 31, 2015 and its other filings with the U.S. Securities and Exchange Commission, the political, economic and legal conditions in the markets we are targeting for communications services or in which we operate and other risks and uncertainties inherent in the telecommunications business in general and the satellite communications business in particular. Because actual results could differ materially from Intelsat’s intentions, plans, expectations, anticipations, projections, estimations, predictions, outlook, assumptions and beliefs about the future, you are urged to view all forward-looking statements with caution. Intelsat does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact

Dianne VanBeber

Vice President, Investor Relations and Communications

dianne.vanbeber@intelsat.com

+1 703-559-7406